Exhibit 99.7

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

VOLUNTARY ANNOUNCEMENT

UPDATE ON COLLAR TRANSACTION OF CHAIRMAN

This is a voluntary announcement made by MINISO Group Holding Limited (the “Company”). On June 20, 2025, the Company has been informed by Mr. Ye Guofu, an executive director, the chairman of the board of directors, the chief executive officer and the controlling shareholder of our Company, of the full unwinding of his personal collar transaction with a leading financial institution (the “Dealer”).

Under the terms of the unwinding, the Dealer has returned all 14,000,000 ordinary shares of the Company (the “Shares”) that were previously transferred to it as credit support in connection with a prepaid forward contract（the “Contract”）for this collar transaction. This Contract was entered into in 2023 between the Dealer and Mini Investments SP1 Limited (“Mini Investments”), a BVI entity controlled by Mr. Ye. As part of the Contract, Mini Investments transferred 14,000,000 Shares to the Dealer in return for a prepayment from the Dealer, while agreeing to settle the Contract at expiration with either a cash payment or delivery of the shares. With the unwinding of the transaction, Mini Investments has received back all 14,000,000 Shares.

The Company believes that Mr. Ye’s decision to unwind the collar transaction and regain these Shares demonstrates his continued confidence in and commitment to the long-term success of the Company.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, June 20, 2025

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.